NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

November 10, 2014

VIA EDGAR

Susan Block

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Navios Maritime Midstream Partners L.P.
Registration Statement on Form F-1
File No. 333-199235

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Navios Maritime Midstream Partners L.P. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m. (Eastern Time) on Wednesday, November 12, 2014, or as soon thereafter as practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stuart H. Gelfond of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8272 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,
Navios Maritime Midstream Partners L.P.

By:	/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou
Secretary